UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-34149

CHARDAN 2008 CHINA ACQUISITION CORP.

(Translation of registrant’s name into English)

Suite 18E, Tower A
Oriental Kenzo Plaza
48 Dongzhimenwai Street
Beijing, 100027, China
Tel: 86-10-84477148
Fax: 86-10-84477246

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): 

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Resignation of Director

Xiaosong Zhong resigned from his position as a member of the Board of Directors of Chardan 2008 China Acquisition Corp. (the “Company”), effective August 18, 2009.  There were no disagreements between Mr. Zhong and the Company on any matter relating to the Company’s operations, policies or practices that led to his resignation.  Mr. Zhong remains the Chief Financial Officer of the Company.

Appointment of New Director

On August 18, 2009, the Board of Directors (the “Board”) of the Company appointed Mo Tune (“Eric”) Siu as an independent non-executive director of the Company to fill the vacancy left by the resignation of Mr. Zhong.  Mr. Siu was not appointed to the Board pursuant to any arrangements or understandings between Mr. Siu and any other person.  The Board appointed Mr. Siu to the Board’s Audit Committee and Nominating Committees.

Mr. Siu, 42 years old, has over twenty years of management experience in the medical field in high-growth, international business environments.  From 2003 to 2006 he served as a minimally invasive surgery medical consultant to Tianjin NanKai Hospital in Tianjin, China.  In 2006 he founded and continues to lead Thinkhealthcare, serving as a Director.  In that role he is responsible for servicing over 100 medical manufacturing customers and introduced many of them to the Chinese market.  He also founded and continues to lead ThinkGmbH, which markets its own endoscope systems in China.  In 2008 he founded and continues to serve as the Managing Director of Anvil Medical Limited, an on-line global trading platform for the exchange of medical devices and supplies, with a focus on China.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 21, 2009

CHARDAN 2008 CHINA ACQUISITION CORP.

By:	/s/ Kerry Propper
Name: Kerry Propper
Title: Chief Executive Officer

By:	/s/ Xiaosong Zhong
Name: Xiaosong Zhong
Title: Chief Financial Officer